                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                ____________________
                                  SCHEDULE 14D-1/A
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (Amendment No. 2)
                                ____________________
                    International Murex Technologies Corporation
                             (Name of Subject Company)

                                AAC Acquisition Ltd.
                       an indirect wholly owned subsidiary of
                                Abbott Laboratories
                                      (Bidder)

                                   Common Shares
                           (Title of Class of Securities)

                                      46005H10
                       (CUSIP Number of Class of Securities)

                                  Jose M. de Lasa
                         Senior Vice President, Secretary
                                and General Counsel
                                Abbott Laboratories
                                100 Abbott Park Road
                          Abbott Park, Illinois 60064-3500
                                   (847) 937-6100

                                  with a copy to:

                                   Scott J. Davis
                                  James T. Lidbury
                                Mayer, Brown & Platt
                              190 South LaSalle Street
                              Chicago, Illinois 60603
                                   (312) 782-0600
              (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidder)

                             CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     Transaction Valuation*           Amount of Filing Fee
-------------------------------------------------------------------------------
          $240,519,396                      $48,105
-------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 18,501,492 shares of Common Stock (the "Shares") of the subject company at $13.00 in cash per Share.
/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $48,105
     Form or Registration Number:  Schedule 14D-1
     Filing Party:                 Abbott Laboratories, AAC Acquisition Ltd.
     Date Filed:                   March 20, 1998
-------------------------------------------------------------------------------
                             Page 1 of 4 Pages
                      Exhibit Index is located on Page 3

CUSIP No.: 46005H10                14D-1                      Page 2 of 4 Pages


1.   Name of Reporting Person: AAC Acquisition Ltd.
     S.S. or I.R.S. Identification Nos. of Above Person: None.
     Name of Reporting Person:  Abbott Laboratories
     S.S. or I.R.S. Identification Nos. of Above Person: 36-0698440


2.   Check the Appropriate Box if a Member of a Group:                (a)   / /
                                                                      (b)   / /

3.   SEC Use Only:


4.   Sources of Funds:  WC


5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                                 / /


6.   Citizenship or Place of Organization: British Columbia (AAC
     Acquisition Ltd.); Illinois (Abbott Laboratories)


7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     16,174,704 Shares


8.   Check if the Aggregate in Row (7) Excludes Certain Shares:             / /


9.   Percent of Class Represented by Amount in Row (7):   96.00%


10.  Type of Reporting Person:  CO (AAC Acquisition Ltd.)
                                CO (Abbott Laboratories)

     This Amendment No. 2 on Schedule 14D-1/A amends the Schedule 14D-1 filed March 20, 1998, as amended (the "Amended Schedule 14D-1"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Amended Schedule 14D-1.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The Offer expired at midnight on April 16, 1998. On April 17, 1998, Purchaser accepted for payment at the Offer Price all of the 16,174,704
Common Shares validly tendered and not previously withdrawn in response to the Offer, including 177,572 Shares tendered pursuant to guaranteed delivery procedures. As a result, Purchaser is the beneficial owner of 96.00% of the outstanding Common Shares and Parent and Purchaser intend to effect the Compulsory Acquisition as promptly as practicable.

     Upon Purchaser's acceptance for payment of the Common Shares in the Offer, George Brazier, The Honorable J. Trevor Eyton, O.C., Thomas L. Gavan, M.D., Norbert J. Gilmore, Ph.D, M.D., Jay A. Lefton, Hartland M. MacDougall, CVO, O.C., Stanley. E. Read, Ph.D., M.D. and Victor A. Rice each resigned from the Board of Directors of the Company and Christopher Bleck, Thomas D. Brown, Peter J. O'Callaghan, Jeffrey L. Smith, Gordon T. Warriner and Miles D. White, each a designee of Parent and Purchaser, were elected to the Company's Board of Directors.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Purchaser is the beneficial owner of 16,174,704 Common Shares which represent 96.00% of the total outstanding Common Shares. Parent is deemed to beneficially own all of the Common Shares beneficially owned by Purchaser.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    99(a)(9)    Press Release dated April 17, 1998.

                                      SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1998.                       AAC Acquisition Ltd.


                                             By: /s/ Thomas D. Brown
                                             --------------------------------
                                             Name: Thomas D. Brown
                                             Title: Vice President

                                             ABBOTT LABORATORIES


                                             By: /s/ Miles D. White
                                             --------------------------------
                                             Name: Miles D. White
                                             Title: Executive Vice President

                                    EXHIBIT INDEX


                                                                   Sequentially
                                                                    Numbered
Exhibit        Description                                            Page
-------        -----------                                         -------------

99(a)(9)    Press Release dated April 17, 1998.